EXHIBIT 99.1

HEXO Corp and Newstrike Brands Ltd. Announce Closing of Arrangement

GATINEAU, Quebec and OAKVILLE, Ontario , May 24, 2019 (GLOBE NEWSWIRE) -- HEXO Corp ("HEXO") (TSX: HEXO; NYSE-A: HEXO) and Newstrike Brands Ltd. ("Newstrike") (TSX-V: HIP) are pleased to announce that they have completed the previously announced arrangement (the "Arrangement"), pursuant to which HEXO has acquired all of the issued and outstanding common shares of Newstrike (the “Newstrike Shares”) by way of a plan of arrangement under the Business Corporations Act (Ontario).

“Today, our company begins the next phase of its great adventure,” said Sebastien St-Louis, CEO and co-founder of HEXO. “The combination of these two talented teams, both pioneers in the cannabis industry, will accelerate HEXO’s vision of creating the best cannabis technology company. I would like to take this opportunity to thank Jay Wilgar and the entire Newstrike team for the trust they have given HEXO as we continue our journey together,” added St-Louis.

Under the terms of the Arrangement, each former Newstrike shareholder is now entitled to receive 0.06332 of a common share in the capital of HEXO for each Newstrike Share held immediately prior to the Arrangement (the "Consideration"). It is anticipated that the Newstrike Shares will be delisted from the TSX Venture Exchange ("TSXV") as of the close of trading on or about May 28, 2019.

In order to receive the Consideration, registered shareholders of Newstrike Shares will be required to deposit their share certificate(s) representing Newstrike Shares, together with the duly completed letter of transmittal, with TSX Trust Company, the depositary under the Arrangement. Shareholders whose Newstrike Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee regarding the receipt of the Consideration.

Options

Holders of Newstrike options have received replacement options under the Arrangement, exercisable for common shares in the capital of HEXO at the same conversion ratio applicable to the Newstrike Shares. All other terms and conditions of the replacement options, including the term of expiry, vesting, conditions to and manner of exercising, are the same as the Newstrike options for which they were exchanged.

Warrants

Warrants to purchase Newstrike Shares, other than those that have been exercised prior to May 24, 2019 (the “Effective Time”), will continue to remain outstanding as warrants of Newstrike which, upon exercise, will entitle the holder thereof to receive, in lieu of the number of Newstrike Shares to which such holder was theretofore entitled upon exercise of such Newstrike warrants, the Consideration that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Newstrike Shares to which such holder was theretofore entitled upon exercise of such Newstrike warrants. All other terms governing the warrants, including, but not limited to, the expiry term, exercise price and the conditions to and the manner of exercise, will be the same as the terms that were in effect immediately prior to the Effective Time, and shall be governed by the terms of the applicable warrant indenture.

Further information about the Arrangement is set forth in the materials prepared by Newstrike in respect of the Meeting which were mailed to Newstrike shareholders and filed under Newstrike’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Following the completion of the Arrangement, HEXO continues to comply with all applicable laws in each jurisdiction in which it operates.

Listed Newstrike Warrants

Prior to the completion of the Arrangement, Newstrike had outstanding two classes of warrants to purchase common shares of Newstrike listed on the TSXV under the trading symbols HIP.WT and HIP.WT.A, respectively (together the “Listed Newstrike Warrants”).

The Listed Newstrike Warrants will continue trading on the TSXV as Newstrike warrants, under their existing trading symbols, and will remain listed on the TSXV until the earliest to occur of their exercise, expiry or delisting.

As required by the warrant indentures in respect of the Listed Newstrike Warrants, HEXO has entered into supplemental warrant indentures in respect of such warrant indentures governing the Listed Newstrike Warrants. Copies of each of the supplemental warrant indentures will be available on Newstrike’s and HEXO’s respective SEDAR profiles at www.sedar.com.

Other Matters

An application has been filed with the applicable securities regulators of Newstrike for exemptive relief from certain continuous disclosure and insider reporting requirements. In the event Newstrike is granted such relief, holders of Listed Newstrike Warrants will be directed to reference, and rely on, the public disclosure filings of HEXO.

Immediately prior to the completion of the Arrangement, each of the directors of the boards of directors of Newstrike and its subsidiaries resigned.

HEXO’s and Newstrike’s operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. To the knowledge of HEXO’s management, HEXO and Newstrike are and following the completion of the Arrangement continue to be in compliance with all such laws. Changes to such laws, regulations and guidelines due to matters beyond the control of HEXO and Newstrike may cause adverse effects to HEXO’s and Newstrike’s combined operations.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and a foothold in Greece to establish a Eurozone processing, production and distribution centre. HEXO serves the Canadian adult-use and medical markets.

About Newstrike

Newstrike is the parent company of Up Cannabis Inc., a licensed producer of cannabis that is licensed to both cultivate and sell cannabis in all acceptable forms. Newstrike, through Up Cannabis and together with select strategic partners, including Canada’s iconic musicians The Tragically Hip, is developing a diverse network of high quality cannabis brands.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:
Certain information in this news release regarding HEXO and Newstrike and their respective businesses constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend", “estimate” or the negative of these terms and similar expressions and include statements in this press release concerning the expected timing by which Newstrike shares will be de-listed from the TSXV and the continued trading of the Listed Newstrike Warrants on the TSXV and the granting of relief by applicable securities regulators. Such forward-looking statements are based on the current expectations of the management of HEXO and Newstrike. While HEXO and Newstrike consider these expectations to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Such forward-looking events and circumstances may not occur when anticipated or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting HEXO or Newstrike, including risks regarding the cannabis industry, economic factors, the equity markets generally, risks associated with growth and competition and those risk factors referred to in the management information circular of Newstrike prepared in connection with the Meeting. Although HEXO and Newstrike have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in this news release, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information cannot be guaranteed. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of HEXO and Newstrike which are available on SEDAR at www.sedar.com, including the “Risk Factors” section in HEXO’s Annual Information Form dated October 25, 2018 and the most recent management’s discussion and analysis filed by each of HEXO and Newstrike.

Except as required by applicable securities laws, statements in this news release containing forward-looking information speak only as of the date on which they are made and HEXO and Newstrike undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.

Notice to U.S. Holders. Both HEXO and Newstrike have been formed outside of the United States. The Arrangement is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, are prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The TSX Venture Exchange has in no way passed upon the merits of the transaction and has neither approved nor disapproved the content of this press release.

For further information, please contact:

HEXO: Investor Relations: Jennifer Smith 1-866-438-8429 invest@hexo.com Media Relations: Caroline Milliard 819-317-0526 media@hexo.com Director: Adam Miron 819-639-5498	Newstrike: Investor Relations: 1-877-541-9151 ir@newstrike.ca Director: Jay Wilgar CEO, Newstrike 905-844-8866